Exhibit 99.1

The Hague, April 25, 2007

Resolutions of the Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders (AGM) of AEGON N.V. was held today at the company’s head office in The Hague. The decisions taken by the shareholders include the following:

Reappointment in the Executive Board

Mr. A.R. Wynaendts was reappointed as a member of the Executive Board for a term of four years as of April 25, 2007.

Supervisory Board changes in composition

Mr. L.M. van Wijk was reappointed as a member of the Supervisory Board for a term of four years as of April 25, 2007.

Mrs. K.M.H. Peijs was appointed as a member of the Supervisory Board for a term of four years as of April 25, 2007.

Mr. A. Burgmans was appointed as a member of the Supervisory Board for a term of four years as of April 25, 2007.

Annual accounts

The AGM adopted the annual accounts for the financial year 2006 and the members of the Executive Board and the Supervisory Board were released from liability for their duties.

Final dividend 2006

The total dividend for the financial year 2006 was fixed at EUR 0.55 per common share of EUR 0.12 par value. Taking into account the interim dividend of EUR 0.24, the final dividend amounts to EUR 0.31 per common share and will be paid entirely in cash or entirely in common shares, at the option of the shareholder. The stock fraction for the final dividend in common shares will be determined by the Executive Board, based upon the average price of the AEGON share as quoted on the Euronext Amsterdam Stock Exchange, calculated over the five trading days from May 10, 2007 through May 16, 2007. AEGON will purchase an equivalent amount of stock on the open market to neutralize the dilutive effect of the stock dividend.

New AEGON N.V. Executive Board Remuneration Policy

The new AEGON N.V. Executive Board Remuneration Policy was adopted as proposed. It will be effective as from January 1, 2007.

Withdrawal of 11,600,000 common shares, repurchased in 2006

The AGM resolved to withdraw of 11,600,000 common shares, repurchased in 2006 to neutralize the dilutive effect of the interim dividend in stock, and to reduce the paid in capital accordingly.

Amendment to the Articles of Incorporation

The Articles of Incorporation were amended as proposed. The amendment mainly deals with incorporating new legal provisions aimed at facilitating electronic communication with shareholders.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

Authorizations Executive Board

The AGM has authorized the Executive Board to issue common shares, to restrict/exclude pre-emptive rights upon issuing common shares, to issue common shares related to incentive plans and to acquire shares in the company.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com